Mail Stop 4561

November 13, 2009

Gary J. Cotshott
Chairman of the Board, President and Chief Executive Officer
TechTeam Global, Inc.
27335 West 11 Mile Road
Southfield, MI 48033

     Re: **TechTeam Global, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2008
             Form 8-K filed November 9, 2009
             File No. 000-16284

Dear Mr. Cotshott:

We have reviewed your response letter dated October 23, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 24, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Part III

Item 11. Executive Compensation, page 81 (as incorporated by reference from your Proxy Statement that was filed on March 30, 2009)

Compensation Discussion and Analysis

Elements of Executive Compensation

Performance-based Cash Bonus, page 16

1.   We note your response to prior comment 6. However, your disclosure in setting target performance bonuses does not appear to be only a review of broad based survey data for more general purposes, consistent with Question 118.05 of the

Division of Corporation Finance's Compliance and Disclosure Interpretations of Regulation S-K. Rather, you disclose that the target bonus is based on job responsibilities and independent peer group data received from outside compensation consultants in 2006. Your objective was to set bonus targets such that total annual cash compensation was within the middle range of peer group companies. Consistent with your disclosure, please disclose the peer companies whose data you analyzed in setting these bonus targets, and how such peer companies were selected.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 82 (as incorporated by reference from your Proxy Statement that was filed on March 30, 2009)

Certain Relationships and Related Transactions, page 28

2.   In response to prior comment 8 you disclose that at the time you entered into the Master Services Agreement (MSA) with Rainmaker Systems, Inc. Alok Mohan was a director and Chairman of the Board of both companies. As you disclose in response to prior comment 1, you signed this agreement in 2008, and in May 2009, Rainmaker began providing support for the company's customers, including Ford Motor, through 86 support technicians. It would appear that the fees payable to Rainmaker under this contract as proposed should exceed $120,000, and thus it appears that this contract should have been disclosed as a related party transaction. Please revise your disclosure in future filings or advise.

3.   In response to prior comment 8 you disclose that director Alok Mahon disclosed his relationship with Rainmaker Systems, Inc. to the board on April 24, 2009, and recused himself from any consideration of the agreement with Rainmaker. Please clarify when the Master Services Agreement (MSA) with Rainmaker was approved by your Audit Committee, as your response to prior comment 1 indicated that this agreement was entered into in 2008. Please also clarify the company polices that guide your Audit Committee in reviewing related party transactions, including the agreement with Rainmaker which you cite as an example. We note that in your response you cite company policy and general fiduciary duties as guiding your Audit Committee, without discussing the substance of any such policies.

Item 15. Exhibits and Financial Statement Schedules

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

4.   We note your response to prior comment 9. However, we reissue our prior comment, as currently your auditor has not filed its consent to the incorporation by reference of its report on your financial statements for the fiscal year ended

December 31, 2008, which is incorporated into registration statements Nos. 333-04731, 333-04733, 333-52565, 333-118694, and 333-145248. Please also revise your Form S-8 filed March 17, 2009 to include a signed auditor's consent.

Form 8-K filed November 9, 2009

Exhibit 99.1

5.   We note that you have a provided a reconciliation of earnings excluding restructuring charges to net income. Please ensure that future uses of such measures are in compliance with the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K. In this respect, you should include a statement of the usefulness of presenting such non-GAAP measures pursuant to Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Barbara Jacobs, Assistant Director, at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief